SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2002

OWENS CORNING
SAVINGS PLAN

OWENS CORNING
One Owens Corning Parkway
Toledo, Ohio 43659

Commission File No. 1-3660

REQUIRED INFORMATION

(a)	Financial Statements.

1.	2002 Report of Independent Auditors

2.	Statements of Net Assets Available for Benefits – as of December 31, 2002, December 30, 2002 and December 30, 2001

3.	Statements of Changes in Net Assets Available for Benefits – for the day ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001

4.	Notes to Financial Statements

5.	Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2002

6.	Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 30, 2002

(b)	Exhibits.

Consent of PricewaterhouseCoopers LLP, Exhibit (23)

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the period ended December 30, 2002 (Plan Administrator), Exhibit (99)

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the period ended December 30, 2002 (Financial Specialist), Exhibit (99)

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By: /s/ Richard C. Tober

Richard C. Tober
Plan Administrator

Dated: June 23, 2003

Owens Corning
Savings Plan
Financial Statements
December 31, 2002 and December 30, 2002 and 2001

Owens Corning
Savings Plan

Index
December 31, 2002 and December 30, 2002

Page
Financial Statements
Report of Independent Auditors	2

Statements of Net Assets Available for Benefits as of December 31, 2002 and December 30, 2002 and 2001	3

Statements of Changes in Net Assets Available for Benefits for the day ended December 31, 2002 and for the years ended December 30, 2002 and 2001	4

Notes to Financial Statements	5-10

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002*	11

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 30, 2002*	12

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Owens Corning Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings Plan (the “Plan”) at December 31, 2002, December 30, 2002 and December 30, 2001, and the changes in net assets available for benefits for the day ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 23, 2003
Toledo, Ohio

Owens Corning
Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	December 30,
	2002	2002	2001

Assets:
Investments:
Mutual funds:
Fidelity Retirement Money Market
Portfolio	$51,870,420	$51,760,447	$43,767,863
Fidelity Low-Priced Stock Fund	47,420,515	47,076,097	48,513,095
Spartan U.S. Equity Index Fund	27,064,407	27,026,150	33,323,630
Fidelity Blue Chip Growth Fund	27,002,449	27,012,434	34,442,426
Fidelity Growth & Income Portfolio	21,498,882	21,501,319	23,439,338
Fidelity Puritan Fund	19,144,254	19,107,882	20,451,101
Fidelity Diversified International Fund	16,699,791	16,610,886	16,897,632
Fidelity Aggressive Growth Fund	14,270,227	14,247,569	26,388,283
Fidelity Investment Grade Bond Fund	12,854,464	12,800,837	9,358,868
Fidelity U.S. Bond Index	3,985,101	3,976,571	-
Fidelity Growth Companies	2,160,044	2,156,704	-
Fidelity Freedom 2010	1,963,481	1,961,606	1,309,009
Fidelity Freedom 2020	1,448,318	1,444,066	757,033
Fidelity Freedom 2030	586,863	586,290	282,783
Spartan Extended Market Index	463,775	461,122	-
Fidelity Freedom 2040	453,916	453,142	487,967
Fidelity Freedom Income	453,150	453,150	337,245
Fidelity Freedom 2000	422,931	422,931	363,215

Total mutual funds	249,762,988	249,059,203	260,119,488

Company common stock*	439,757	450,256	2,492,648
Loans to participants (Note 4)	7,694,009	7,730,283	7,744,561

Total investments	257,896,754	257,239,742	270,356,697

Due from Owens Corning	14,034,261	14,034,261	12,561,745
Contribution receivable	-	-	6,504

Total assets	271,931,015	271,274,003	282,924,946

Liabilities:
Due to participants	-	-	(1,032,242)
Due to Owens Corning	-	-	(445,236)

Total liabilities	-	-	(1,477,478)

Net assets available for benefits	$271,931,015	$271,274,003	$281,447,468

*Nonparticipant-directed (Note 3)

The accompanying notes are an integral part of the financial statements.

Owens Corning
Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the day ended	For the year ended
	December 31,	December 30,
	2002	2002	2001
Investment income (loss):
Interest and dividends	$101,614	$4,255,685	$7,179,219
Interest on loans to participants	345	528,914	658,058
Realized loss on disposition
of investments	(31,034)	(25,162,891)	(27,648,587)
Unrealized appreciation
(depreciation) of investments	514,826	(20,900,633)	(2,639,344)

	585,751	(41,278,925)	(22,450,654)

Contributions:
Participants	129,554	37,022,737	24,017,062
Owens Corning	-	25,647,058	23,010,448

	129,554	62,669,795	47,027,510

Deductions:
Distributions to participants	(58,247)	(31,387,347)	(29,146,658)
Administrative expenses and other	(46)	(176,988)	(201,568)

	(58,293)	(31,564,335)	(29,348,226)

Net increase (decrease)	657,012	(10,173,465)	(4,771,370)

Net assets available for benefits:
Beginning of period	271,274,003	281,447,468	286,218,838

End of period	$271,931,015	$271,274,003	$281,447,468

The accompanying notes are an integral part of the financial statements.

Owens Corning
Savings Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies

            Operations of the Plan

Effective December 31, 2001, the Owens Corning Savings and Profit Sharing Plan changed its name from the Owens Corning Savings and Profit Sharing Plan to the Owens Corning Savings Plan (the “Plan”). The Plan principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Previously the Plan’s fiscal year ended on December 30. Effective December 31, 2001, the Plan has elected to change the date of its year-end. Beginning on December 31, 2002, the plan year shall be a one-day plan year ending on December 31, 2002. Each plan year thereafter shall be the 12-month period beginning on January 1 and ending on the next following December 31.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock. Fidelity Investments is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

            Plan contributions

During 2001, participants could elect to contribute from 1% to 15% of their base pay to the Plan. Beginning January 1, 2002, participants could elect to contribute from 1% to 30% of their base pay to the Plan. Beginning January 31, 2003, participants may elect to contribute from 1% to 50% of their base pay to the Plan. All or a portion of participants’ contributions may be designated at participants’ options as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

Owens Corning
Savings Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Plan contributions (continued)

During 2001 and 2002, the Company matched 50% of all participants’ contributions up to 10% of eligible compensation. Beginning January 1, 2003, the Company will match 100% of all participants’ contributions up to 5% of eligible compensation. The participants earned discretionary profit sharing contributions of approximately $14,034,000 and $12,562,000 for the years ended December 30, 2002 and 2001, respectively. The participants earned no discretionary profit sharing contributions for the day ended December 31, 2002. The discretionary profit sharing contributions for in the years ended December 30, 2002 and 2001 were fully paid subsequent to the Plan’s year-end and are included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. The discretionary profit sharing contribution declared for the year ended December 30, 2002 was still outstanding as of December 31, 2002 and is included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. Effective as of January 1, 2003, no profit sharing contributions will be made to the plan. All Company contributions are invested according to the participant’s elections at the time of the contribution.

Included in participant contributions for the years ended December 30, 2002 and 2001, in the accompanying financial statements is approximately $3,184,000 and $1,235,000, respectively, of rollovers from other plans, including an hourly savings plan maintained by the Company. No amounts for rollovers from other plans were included in participant contributions for the day ended December 31, 2002.

As part of the 2002 and 2001 non-discrimination testing performed by the Trustee, it was determined that certain highly compensated participants exceeded the allowed contributions in relation to the remaining participants. The Plan is taking corrective action by returning the excess contributions during 2002 to the applicable participants and the Company after the respective year-end. The excess contributions during 2001 were returned to the applicable participants and the Company during 2002. The resulting amount to be refunded is recorded as Due to Participants and Due to Owens Corning in the related Statements of Net Assets Available for Benefits.

Owens Corning
Savings Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Plan investment options

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

            Basis of accounting

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

            Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

            Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the presentation for the periods ended December 31, 2002 and December 30, 2002.

            Income taxes

The Internal Revenue Service has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan Agreement has had several amendments since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Owens Corning
Savings Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Proceedings in the event of Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would become fully vested. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

            Master Trust

Prior to January 1, 2001, the investments of the Plan were included in the Owens Corning Savings Plans Master Trust (the “Master Trust”), which was established for the investment of the assets of the Plan and another savings plan of the Company. As of January 1, 2001, the Master Trust was dissolved and the Plan’s investments in assets were changed to direct investment in mutual funds, Company common stock, and loans to participants included in the Statements of Net Assets Available for Benefits. All periods presented reflect this change.

2.        Plan Sponsor Voluntary Petition For Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2002 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the Plan Agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

Owens Corning
Savings Plan

Notes to Financial Statements

3.        Nonparticipant-Directed Investments

Information about the significant components of the net assets and changes in net assets available for benefits relating to the nonparticipant-directed investment in Company common stock is as follows:

	December 31,	December 30,
	2002	2002	2001

Net assets available for benefits:
Plan interest in Company
common stock	$439,757	$450,256	$2,492,648

Changes in net assets available for benefits:
Realized loss on disposition
of assets	$(18,489)	$(10,445,704)	$(16,695,953)
Unrealized appreciation
of investments	8,022	8,934,829	18,918,377

	(10,467)	(1,510,875)	2,222,424

Distributions and other	(32)	(531,517)	(1,365,448)

	$(10,499)	$(2,042,392)	$856,976

4.        Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the eighteen investment funds in accordance with the borrower’s investment elections.

Owens Corning
Savings Plan

Notes to Financial Statements

5.        Vesting, Forfeitures and Distributions

Prior to January 1, 2003, employees became 100% vested in Company contributions and earnings thereon after three years of completed service. Beginning January 1, 2003, employees become 100% vested in all Company matching contributions made prior to that date and become 100% vested in future Company matching contributions when made. However, Company profit sharing contributions continue to become 100% vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions, excluding contributions designated as deferrals. Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 30, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased. Prior to January 1, 2003 participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was approximately $1 thousand during the day ended December 31, 2002 and approximately $554,000 and $154,000 in the years ended 2002 and 2001, respectively.

Included in distributions to participants in the accompanying financial statements for the years ended December 30, 2002 and 2001 is approximately $1,397,000 and $367,000, respectively, of transfers to an hourly savings plan maintained by the Company. There were no transfers to such hourly savings plan during the day ended December 31, 2002.

Owens Corning
Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of
Issuer	Description of Investment	Cost	Current

Fidelity**	Retirement Money Market Portfolio	$ *	$51,870,420
	Low-Priced Stock Fund	*	47,420,515
	Blue Chip Growth Fund	*	27,002,449
	Growth & Income Portfolio	*	21,498,882
	Puritan Fund	*	19,144,254
	Diversified International Fund	*	16,699,791
	Aggressive Growth Fund	*	14,270,227
	Investment Grade Bond Fund	*	12,854,464
	U.S. Bond Index	*	3,985,101
	Growth Companies	*	2,160,044
	Freedom 2010	*	1,963,481
	Freedom 2020	*	1,448,318
	Freedom 2030	*	586,863
	Freedom 2040	*	453,916
	Freedom Income	*	453,150
	Freedom 2000	*	422,931

Spartan	U.S. Equity Index Fund	*	27,064,407
	Extended Market Index	*	463,775

Owens Corning**	Company common stock	31,788,476	439,757
	Loans to participants (Note 5)	*	7,694,009
			257,896,754

*Cost not included, as funds are participant directed
**Represents a party-in-interest

Owens Corning
Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 30, 2002

Identity of
Issuer	Description of Investment	Cost	Current

Fidelity**	Retirement Money Market Portfolio	$ *	$51,760,447
	Low-Priced Stock Fund	*	47,076,097
	Blue Chip Growth Fund	*	27,012,434
	Growth & Income Portfolio	*	21,501,319
	Puritan Fund	*	19,107,882
	Diversified International Fund	*	16,610,886
	Aggressive Growth Fund	*	14,247,569
	Investment Grade Bond Fund	*	12,800,837
	U.S. Bond Index	*	3,976,571
	Growth Companies	*	2,156,704
	Freedom 2010	*	1,961,606
	Freedom 2020	*	1,444,066
	Freedom 2030	*	586,290
	Freedom 2040	*	453,142
	Freedom Income	*	453,150
	Freedom 2000	*	422,931

Spartan	U.S. Equity Index Fund	*	27,026,150
	Extended Market Index	*	461,122

Owens Corning**	Company common stock	31,802,286	450,256
	Loans to participants (Note 5)	*	7,730,283
			257,239,742

*Cost not included, as funds are participant directed
**Represents a party-in-interest